UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN
FOR PUERTO RICO

Date: December 23, 2009

Laura Stein
Senior Vice President - General Counsel

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

The Clorox Company Employee Retirement Investment Plan for Puerto Rico
Years Ended June 30, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

0912-1117212

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico
Financial Statements and Supplemental Schedule
Years Ended June 30, 2009 and 2008

Contents

Ernst & Young
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San Juan, PR 00917-1951
Main tel: +1 787 759 8212
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Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Committee of
The Clorox Company Employee Retirement Investment Plan for Puerto Rico

We have audited the accompanying statements of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico as of June 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

December 18, 2009

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The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Net Assets Available for Benefits

	June 30 2009		2008	
Assets				
Cash	$	6	$	3,056
Investments, at fair value		4,997,562		4,912,183
Contributions receivable from employer		335,519		377,776
Net assets available for benefits at fair value		5,333,087		5,293,015
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund		(54,258)		12,394
Net assets available for benefits	$	5,278,829	$	5,305,409

See accompanying notes.

0912-1117212

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Year Ended June 30 2009	2008
Additions to/(deductions from) net assets attributed to:		
Investment income/(loss):		
Interest income and dividends	$ 205,099	$ 214,666
Net depreciation in fair value of investments	(667,043)	(462,337)
Total investment loss	(461,944)	(247,671)
Contributions:		
Participants	323,956	318,082
Employers, net of forfeitures	482,254	396,818
Rollovers	40,777	1,451
Total contributions	846,987	716,351
Benefit payments to participants	(411,623)	(523,811)
Net decrease	(26,580)	(55,131)
Net assets available for benefits:		
Beginning of year	5,305,409	5,360,540
End of year	$ 5,278,829	$ 5,305,409

See accompanying notes.

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering most salaried and hourly production employees of The Clorox Company of Puerto Rico and Clorox Commercial Company (the "Companies") and employees who perform services primarily in Puerto Rico for any other affiliate operating in Puerto Rico that adopts the Plan, except for (i) leased employees, (ii) non-resident aliens with no Puerto Rico source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Employee Benefits Committee (the "Committee") administers the Plan. Banco Popular de Puerto Rico serves as the Plan's trustee. T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") serves as the Plan's record-keeper and custodian.

Value Sharing Contributions

The Clorox Company (the "Parent Company") may make a discretionary value sharing contribution (the profit sharing component of the Plan) in an amount determined by the Parent Company. In 2009 and 2008, the Parent Company approved value sharing contribution of 5.81% and 8.05%, respectively, of eligible compensation. The value sharing contribution was allocated to the accounts of eligible participants in the same proportion that each eligible participant's compensation bears to the total compensation of all eligible participants of all participating companies of the Parent Company. Fully-vested participants will either receive amounts in excess of 7% up to 12% in cash or have such amounts contributed on their behalf to The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees if elected by the participant.

Non-vested participants have the value sharing contributions in excess of the 7% credited to their accounts. Participants who have completed one year of service and are employed on the last day of the Plan year are eligible to receive the value sharing contributions.

1. Description of the Plan (continued)

Participant Contributions

Participants may elect, immediately after their date of hire, to contribute 4% of their base pay. Contributions may be determined based on percentages from 2% to 10% of their total Plan defined compensation to their separate accounts each payroll period. Participant contributions, including catch-up contributions, are subject to limits specified under the Puerto Rico Internal Revenue Code of 1994, as amended. Participants may elect to change their contribution percentages at any time.

Matching Contributions

The Companies match 100% of the eligible participant's contributions, up to a maximum of $1,000 per participant per Plan year. Employees are eligible for the Companies' match after completing one year of service.

Investment Options

Participants direct their contributions and the Companies' contributions into the various investment options offered by the Plan. The Plan currently offers investments in The Clorox Company's common stock, mutual funds, and a common collective trust fund.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Companies' matching and Value Sharing contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' non-vested accounts may be used to pay Plan expenses, to reduce the Parent Company's contributions to the Plan, or to restore accounts of previously terminated forfeiting participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of Plan (continued)

Vesting

Participants are always fully vested in their individual contributions, the Companies matching contributions, and actual earnings thereon. During 2007, participants' vested interest in the Value Sharing contribution was determined in accordance with the following schedule:

Years of Service	Percentage
1-2	0%
3	34%
4	66%
5	100%

In October 2008, the Committee adopted an amendment to the Plan containing a provision effective July 1, 2008, that changed the vesting schedule for the Value Sharing contributions of a participant. The Value Sharing contribution account of a participant who has an hour service on or after July 1, 2008, vests in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60 while employed by the Companies, at death or upon termination of employment due to permanent disability.

1. Description of Plan (continued)

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account upon death, permanent disability, or termination of employment. The Plan also provides for installment distributions in limited instances. Hardship withdrawals are permitted if certain criterion is met.

Participant Loans

Participants may obtain up to two loans for a minimum of $1,000 and a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous twelve months, or 50% of the participant's vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest is repaid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

The Parent Company pays substantially all administrative expenses except for loan origination and maintenance fees which are deducted from the participant's account.

Forfeitures

Amounts forfeited for each Plan year are used to reduce the Companies' contributions. The forfeitures available to be used amounted to $6,938 and $59,545 as of June 30, 2009 and 2008, respectively. The Companies used $6,938 and $59,545 of forfeitures to reduce the Companies or Parent Company contributions for the plan years ended June 30, 2009 and 2008, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

The Plan's financial statements were evaluated for subsequent events from the date after financial statements date through December 18, 2009, the date the financial statements were issued.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses, is the measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through participation in the T. Rowe Price Stable Value Fund ("Stable Value fund"), a common collective trust fund. The Plan recorded its investment in the Stable Value fund at fair value (see Note 4) and recorded an adjustment for the portion of the Stable Value fund related to the fully benefit responsive investment contracts from fair value to contract value.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution. As of June 30, 2009 and 2008, no significant amounts were due to participants who had requested distributions prior to the Plan's year-ends.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stock, mutual funds and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

Recent Accounting Pronouncements

On July 1, 2008, the Plan adopted the required portions of Statement of Financial Accounting Standard (SFAS) No. 157, *Fair Value Measurements* ("SFAS No. 157"), and there was no material impact to the financial statements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. SFAS No. 157 currently applies to all financial assets and liabilities, and nonfinancial assets and liabilities that are recognized or disclosed at fair value on a recurring basis. In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 157-2, delaying the effective date of SFAS No. 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. The delayed portions of SFAS No. 157 will be adopted by the Plan beginning in its fiscal year ending June 30, 2010 and the Plan does not expect the adoption of

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

these delayed portions to have a material impact on its financial statements. The adoption of the nondelayed portions of SFAS No. 157 is more fully described in Note 4.

In February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities.* This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement was effective for the Plan beginning July 1, 2008. The Plan has not applied the fair value option to any items; therefore this statement did not have an impact on the Plan's financial statements.

On June 30, 2009, the FASB issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162* ("FAS No. 168"). FAS No. 168 establishes that the FASB Authoritative Standard Codification (FASB ASC) will become the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). FAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. FAS No. 168 will not have an impact on the Plan's financial statements.

Reclassifications

Certain 2008 financial statement captions have been reclassified to be consistent with the 2009 presentation in the statements of changes in net assets available for benefits.

3. Investments

The fair value of the investments that represent more than 5% of the Plan's net assets available for benefits are as follows:

	2009	2008
T. Rowe Price Stable Value Common Trust Fund	$ 1,260,588	$ 939,881
The Clorox Company Common Stock	868,330	899,326
Vanguard Target Retirement 2035 Fund	464,179	468,580
Vanguard Intermediate Term Bond Index Fund*	315,802	223,998
T. Rowe Price Balanced Fund	240,463	280,505

**Investment is less than 5% of the Plan's net assets as of June 30, 2008, but greater than 5% at June 30, 2009.*

The Plan's investments (including investments purchased, sold, and held during the year) had net (depreciation) appreciation in fair value as determined by quoted market prices as follows:

	Year Ended June 30	
	2009	2008
The Clorox Company Common Stock	$ 51,484	$ (167,827)
Mutual Funds	(718,527)	(294,510)
Net depreciation in fair value of investments	$ (667,043)	$ (462,337)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability's classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs reflecting management's own assumptions

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

Company's common stock: Valued at the last reported sales price on the last business day of the Plan year.

Common collective trust fund: Valued at a unit price determined by the portfolio's sponsor based on the fair value of underlying assets held by the common collective trust fund on the last business day of the Plan year.

Participant loans: Valued at their outstanding balances, which approximate fair value on the last business day of the Plan year.

4. Fair Value Measurements (continued)

The following table, sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of June 30, 2009:

	Assets at Fair Value as of June 30, 2009			
	Level 1	*Level 2*	*Level 3*	*Total*
Clorox Co. common stock	$ 868,330	$ –	$ –	$ 868,330
Common collective trust fund	–	1,260,588	–	1,260,588
Mutual funds	2,290,978	–	–	2,290,978
Participant loans	–	–	577,666	577,666
Total assets at fair value	$ 3,159,308	$ 1,260,588	$ 577,666	$ 4,997,562

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended June 30, 2009.

	Participant loans
Balance, beginning of year	$ 563,767
New loans issued and loan repayments (net)	13,899
Balance, end of year	$ 577,666

5. Party-in-Interest Transactions

The Plan's investment transactions were managed by Banco Popular de Puerto Rico as of June 30, 2009 and 2008. During fiscal years 2009 and 2008, the Plan made purchases of $3,056 and $738, respectively, and sales of $26,603 and $154,511, respectively, of the Parent Company's stock. Certain Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price was the recordkeeper as defined by the Plan and, therefore, transactions qualify as party-in-interest.

6. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 10, 1999, stating that the Plan meets the requirements of section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Code") and that the trust established will be entitled to exemption from local income taxes. Subsequent to this determination by the Puerto Rico Treasury Department, the Plan was amended and restated. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended as restated, is qualified and the related trust is tax-exempt.

7. Reconciliation of Financial Statements to the Form 5500

The Companies will report the Plan's investment in the common collective trust at fair market value on its Form 5500. As result, the following is a reconciliation of the Statement of Net Assets Available for Benefits per the financial statements at June 30, 2009 and 2008, to the net assets available for benefit expected to be reported in the Plan's Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 5,278,829	$ 5,305,409
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	54,258	(12,394)
Net assets available for benefits per the Form 5500	$ 5,333,087	$ 5,293,015

7. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of the Statement of Changes in Net Assets Available for Benefits per the financial statements for the year ended June 30, 2009, to the statements of changes in net assets available for the benefits expected to be reported in the Plan's Form 5500:

	2009
Total investment loss per the financial statements	$ **(461,944)**
Add:	
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	**54,258**
Add:	
Prior year adjustment from fair value to contract value for fully benefit responsive investments contract held by a collective trust fund	**12,394**
Total investment loss per the Form 5500	$ **(395,292)**

Supplemental Schedule

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760 – Plan Number: 007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

June 30, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	The Clorox Company Common Stock	15,553 shares	$ 868,330
	Mutual funds:		
	American Europacific Growth Fund	5,681 shares	179,074
	Vanguard Explorer Fund	413 shares	17,945
	Vanguard Institutional Index Fund	815 shares	68,567
	Vanguard Target Retirement Income Fund	1,252 shares	12,281
	Vanguard Target Retirement 2005 Fund	48 shares	483
	Vanguard Target Retirement 2015 Fund	5,306 shares	53,162
	Vanguard Target Retirement 2025 Fund	25,836 shares	251,900
	Vanguard Target Retirement 2035 Fund	47,462 shares	464,179
	Vanguard Target Retirement 2045 Fund	16,621 shares	168,037
	Vanguard Mid-Cap Index, Institutional	3,329 shares	42,616
*	T. Rowe Price Balanced Fund	15,862 shares	240,463
*	T. Rowe Price Mid-Cap Growth Fund	4,086 shares	155,464
*	T. Rowe Price Small Cap. Value Mutual Fund	5,466 shares	132,450
	Vanguard Intermediate Term Bond Index Fund	30,366 shares	315,802
*	T. Rowe Price-Growth Stock Fund	8,513 shares	188,554
			2,290,977
	Common collective trust fund:		
*	T. Rowe Price Stable Value Common Trust Func	1,206,330 units	1,260,588
*	Participant Loans	Interest rates ranging from 5.0 to 10.5%, due in one to fifteen years from date of loan	577,666
	Total Investments		$ 4,997,562

* *Represents a party-in-interest to the Plan.*

Note: *Column (d), cost, has been omitted, as all investments are participant-directed.*

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Exhibit 23.1

ERNST & YOUNG

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de León Avenue
San Juan, PR 00917-1951
Main tel: +1 787 759 8212
Fax: +1 787 753 0808
www.ey.com

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 33-41131 pertaining to The Clorox Company Employee Retirement Investment Plan for Puerto Rico of our report dated December 18, 2009, with respect to the financial statements and schedule of The Clorox Company Employee Retirement Investment Plan for Puerto Rico included in this Annual Report on Form 11-K for the year ended June 30, 2009.

Ernst & Young LLP

San Juan, Puerto Rico
December 18, 2009